

April 14, 2021

Leslie Cross
Interim Chief Executive Officer
Salona Global Medical Device Corporation
2800 Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2Z7

> **Re: Salona Global Medical Device Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 6, 2021**
> **CIK No. 0001617765**

Dear Mr. Cross:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

The Offering, page 9

1. We note your response to prior comment 2 and revised cover page disclosure. As requested by our prior comment, please also revise your disclosure here to clarify that the common shares will be offered by the selling shareholders at a price of C$0.4749 until trading resumes on the TSXV, as disclosed on the prospectus cover page.

Risk Factors
Our common shares are a high risk investment, page 10

2.   We note your response to prior comment 9 and the revision made on page 27 that "the Consideration Shares will not be available for sale into the market or resale by the holders." We further note each Consideration Share may be converted into one share common stock of the Company at the election of the holder. Please revise to clarify if shares of your common stock representing converted shares of Consideration Shares are available for sale into the market or resale by the holders thereof. If so, please expand your risk factor disclosure to address the risks from the converted Consideration Shares being sold into market and disclose how and when those shares would be available for resale.

Use of Proceeds, page 55

3.   We note you will use the proceeds from the exercise of the Resulting Issuer Warrants, as well as from the exercise of the Salona Compensation Options and Exchangeable Compensation Option to acquire other medical device businesses after the SDP transaction closes. Please expand your disclosure to identify, if known, any such businesses targeted. Refer to Instruction 6 of Item 504 of Regulation S-K for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Salona Global Medical Device Corporation
Liquidity and Capital Resources, page 67

4.   We have read your revised disclosure in response to prior comment 18 from our letter dated March 29, 2021. Please revise your disclosure to provide a discussion of changes in operating, investing and financing cash flows for each period presented. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your revised discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350 and Item 303 of Regulation S-K.

Results of Operations of South Dakota Properties, page 68

5.   We have read your revised disclosure in response to prior comment 18 from our letter dated March 29, 2021. Your discussion of the results of operations for South Dakota Partners does not address the underlying reasons for the decline in revenue nor provide an analysis of the period-over-period fluctuations in the income statement expense line items. Please revise to provide a full analysis of the operating results for South Dakota Partners. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to Item 303(A)(3) and Instruction 4 to Item 303(A) of Regulation

Leslie Cross
Salona Global Medical Device Corporation
April 14, 2021
Page 3

S-K and Section III.D of SEC Release No. 33-6835.

<u>Signatures, page II-7</u>

6. We note your response to prior comment 22; however we do not see a corresponding change in your amendment. Please revise to have your principal accounting officer or controller sign the registration statement and indicate by parenthetical indication who is signing in that capacity. Refer to Instruction 1 to Signatures on Form S-1.

You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Raymer, Esq.